UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

1

This report on Form 6-K is hereby incorporated by reference into (i) the Registration Statement on Form F-3 (File No. 333-233852) of China Natural Resources, Inc. (the “Company”), (ii) the Registration Statement on Form F-3 (File No. 333-252895) of the Company, and (iii) the Registration Statement on Form S-8 (File No. 333-266219) of the Company, and in each instance the related prospectus, as such registration statements and prospectuses may be amended or supplemented from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Unaudited Results of Operations

Furnished herewith on behalf of the Company are the following:

(a)       Unaudited Financial Statements:

-	Condensed Consolidated Statements of Profit or Loss (Unaudited) for the Six Months Ended June 30, 2022 and 2021

-	Condensed Consolidated Statements of Comprehensive Income (Unaudited) for the Six Months Ended June 30, 2022 and 2021

-	Condensed Consolidated Statements of Financial Position as of June 30, 2022 (Unaudited) and December 31, 2021

-	Condensed Consolidated Statements of Changes in Equity (Unaudited) for the Six Months Ended June 30, 2022 and 2021

-	Condensed Consolidated Statements of Cash Flows (Unaudited) for the Six Months Ended June 30, 2022 and 2021

-	Notes to Condensed Consolidated Financial Statements (Unaudited)

(b)       Management's Discussion and Analysis of Financial Condition and Results of Operations

Press Release

On November 7, 2022, the Company issued a press release including a portion of the information contained in this current report. The press release furnished herewith as Exhibit 15.1 shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibit Index

15.1	Press Release dated November 7, 2022.
101.INS	Inline XBRL Instance Document - this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: November 7, 2022	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer

3

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(Amounts in thousands, except share and per share data)

		Six Months Ended June 30,
		2021	2022	2022
		CNY	CNY	US$
	Notes	(As adjusted and unaudited)	(Unaudited)	(Unaudited)

Revenue	4	8,220	16,072	2,401
Cost of sales		(7,109)	(8,771)	(1,309)
GROSS PROFIT		1,111	7,301	1,092

Selling and distribution expenses		(496)	(410)	(61)
Administrative expenses		(12,175)	(8,733)	(1,304)
Other income		376	731	109
Fair value (loss)/gain on financial instruments, net	6	(24,807)	559	83
Impairment losses on financial assets	6	(993)	(2,972)	(444)
Finance costs	5	(2,271)	(1,822)	(272)
Finance income	5	8,787	9,376	1,400

(LOSS)/PROFIT BEFORE INCOME TAX	6	(30,468)	4,030	603

Income tax benefit/(expense)	7	633	(357)	(53)

(LOSS)/PROFIT FOR THE PERIOD		(29,835)	3,673	550

ATTRIBUTABLE TO:
Owners of the Company		(27,993)	1,949	293
Non-controlling interests		(1,842)	1,724	257

(LOSS)/PROFIT for the year		(29,835)	3,673	550

(LOSS)/EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic and diluted
- (Loss)/earnings per share	8	(0.69)	0.05	0.01

F-1

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(Amounts in thousands)

	Six Months Ended June 30,
	2021	2022	2022
	CNY	CNY	US$
	(As adjusted and unaudited)	(Unaudited)	(Unaudited)

(LOSS)/PROFIT FOR THE PERIOD	(29,835)	3,673	550

Other comprehensive income/(loss) that will be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments of the subsidiaries	2,646	(4,616)	(688)
Other comprehensive (loss)/income that will not be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments of the Company	(9,542)	5,361	800

Total other comprehensive (loss)/income for the period, net of tax	(6,896)	745	112

TOTAL COMPREHENSIVE (LOSS)/INCOME FOR THE PERIOD	(36,731)	4,418	662

Attributable to:
Owners of the Company	(34,889)	2,694	405
Non-controlling interests	(1,842)	1,724	257

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	(36,731)	4,418	662

F-2

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2022 (UNAUDITED) AND DECEMBER 31, 2021

(Amounts in thousands)

		December 31,	June 30,
		2021	2022	2022
		CNY	CNY	US$
	Notes	(Audited)	(Unaudited)	(Unaudited)

ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	9	715	578	86
Intangible assets	10	20,189	19,785	2,953
Right-of-use assets	11	2,351	1,644	245
Trade and bills receivable	12	9,501	8,455	1,262
Contract assets	13	91,035	90,453	13,501
Deferred tax assets		66	537	80
Other non-current assets		10	2	—

TOTAL NON-CURRENT ASSETS		123,867	121,454	18,127

CURRENT ASSETS
Inventories		986	1,196	179
Trade and bills receivable	12	41,526	55,309	8,256
Contract assets	13	15,331	15,552	2,321
Prepayments		2,236	2,004	299
Other receivables	14	86,201	88,904	13,270
Other current assets		4,942	3,401	509
Cash and cash equivalents	15	58,359	50,915	7,600

TOTAL CURRENT ASSETS		209,581	217,281	32,434

TOTAL ASSETS		333,448	338,735	50,561

F-3

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF JUNE 30, 2022 (UNAUDITED) AND DECEMBER 31, 2021

(Amounts in thousands)

		December 31,	June 30,
		2021	2022	2022
		CNY	CNY	US$
	Notes	(Audited)	(Unaudited)	(Unaudited)

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables		21,118	17,810	2,658
Contract liabilities		690	690	104
Other payables and accruals	16	12,098	17,663	2,636
Income tax payable		9,254	10,031	1,497
Provision	17	—	808	121
Dividends payable	22	5,048	5,048	753
Derivative financial liabilities	18	1,710	1,224	183
Interest-bearing loans and borrowings	20	3,000	3,000	448
Lease liabilities	11	981	613	91
Due to related companies	22	5,710	5,986	893
Due to the Shareholder	22	14,050	14,050	2,097

TOTAL CURRENT LIABILITIES		73,659	76,923	11,481

NON-CURRENT LIABILITIES
Deferred tax liabilities		2,544	1,824	272
Lease liabilities	11	1,208	1,033	155
Interest-bearing loans and borrowings	20	74,000	72,500	10,822

TOTAL NON-CURRENT LIABILITIES		77,752	75,357	11,249

TOTAL LIABILITIES		151,411	152,280	22,730

EQUITY
Issued capital	21	450,782	450,782	67,286
Other capital reserves	21	719,110	719,110	107,338
Accumulated losses		(1,084,387)	(1,082,438)	(161,570)
Other comprehensive losses		(10,821)	(10,076)	(1,504)

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		74,684	77,378	11,550
NON-CONTROLLING INTERESTS		107,353	109,077	16,281

TOTAL EQUITY		182,037	186,455	27,831

TOTAL LIABILITIES AND EQUITY		333,448	338,735	50,561

F-4

CHINA NATURAL RESOURCES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(Amounts in thousands)

Attributable to Owners of the Company

	Issued capital	Other capital reserves	Accumulated losses	Other comprehensive income	Total	Non-controlling interests	Total Equity
(As adjusted)	CNY	CNY	CNY	CNY	CNY	CNY	CNY
Balance as of January 1, 2021	419,091	787,987	(1,031,187)	(3,164)	172,727	119,072	291,799
Loss for the period	—	—	(27,993)	—	(27,993)	(1,842)	(29,835)
Foreign currency translation adjustments	—	—	—	(6,896)	(6,896)	—	(6,896)
Total comprehensive loss	—	—	(27,993)	(6,896)	(34,889)	(1,842)	(36,731)
Dividends paid to non-controlling shareholders	—	—	(5,048)	—	(5,048)	—	(5,048)
Issuance of shares	31,691	—	—	—	31,691	—	31,691
Equity-settled share-based payment	—	2,311	—	—	2,311	—	2,311
Balance as of June 30, 2021	450,782	790,298	(1,064,228)	(10,060)	166,792	117,230	284,022

Balance as of January 1, 2022	450,782	719,110	(1,084,387)	(10,821)	74,684	107,353	182,037
Profit for the period	—	—	1,949	—	1,949	1,724	3,673
Foreign currency translation adjustments	—	—	—	745	745	—	745
Total comprehensive income	—	—	1,949	745	2,694	1,724	4,418
Balance as of June 30, 2022	450,782	719,110	(1,082,438)	(10,076)	77,378	109,077	186,455
Balance as of June 30, 2022 (US$)	67,286	107,338	(161,570)	(1,504)	11,550	16,281	27,831

F-5

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(Amounts in thousands)

		Six Months Ended June 30,
		2021	2022	2022
		CNY	CNY	US$
	Notes	(As adjusted and unaudited)	(Unaudited)	(Unaudited)

OPERATING ACTIVITIES		2,550	(4,482)	(665)

INVESTING ACTIVITIES
Interest received		3,800	—	—
Additions of service concession right		(68)	—	—
Purchase of property, plant and equipment		(2)	(6)	(1)
Purchase of structured deposit product		(40,000)	—	—
Disposal of property, plant and equipment		—	3	—
Disposal of a subsidiary		(263)	—	—
Loan to an unrelated company		(80,000)	—	—
Repayment from loans due from related companies		125,000	—	—
Proceeds from maturity of structured deposit product		45,000	—	—

Net cash flows from/ (used in) investing activities		53,467	(3)	(1)

FINANCING ACTIVITIES
Proceeds from issuance of shares		41,996	—	—
Repayments of bank loans		(1,500)	(1,500)	(224)
Advances from related companies		430	149	22
Repayment to related companies		(50,100)	—	—
Repayments to the Shareholder		(7,155)	—	—
Payment of principal portion of lease liabilities		(665)	(543)	(81)
Payment of interest expenses of lease liabilities		(86)	(53)	(8)
Dividends paid to non-controlling shareholders		(2,400)	—	—
Interest paid		(2,032)	(1,954)	(292)

Net cash flows used in financing activities		(21,512)	(3,901)	(583)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		34,505	(8,386)	(1,249)

NET FOREIGN EXCHANGE DIFFERENCE		860	942	138

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		56,580	58,359	8,711

CASH AND CASH EQUIVALENTS AT END OF PERIOD	15	91,945	50,915	7,600

F-6

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Natural Resources, Inc. (“CHNR” or the “Company”) is a British Virgin Islands (“BVI”) holding company incorporated in 1993. The address of the principal executive office is Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. The Company’s principal activity is investment holding. The Company’s subsidiaries (collectively with CHNR, the “Group”) are primarily involved in the exploration and mining and wastewater treatment businesses in the People’s Republic of China (“PRC”).

CHNR’s principal shareholder is Feishang Group Limited (“Feishang Group” or the “Shareholder”), a BVI corporation. Mr. Li Feilie is the controlling shareholder of Feishang Group. In the opinion of the directors of the Company (the “Directors”), the ultimate parent of CHNR is Laitan Investment Limited, a BVI corporation.

2.1	BASIS OF PRESENTATION

The interim condensed consolidated financial statements for the six months ended June 30, 2022 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting.

The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Directors consider that there are no material uncertainties that may cast significant doubt over this assumption. They have formed a judgement that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.

The interim condensed consolidated financial statements do not include all the information and footnotes required by International Financial Reporting Standards (“IFRS”) for complete financial statements, and should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Group’s annual report on Form 20-F for the year ended December 31, 2021 (the “2021 Annual Report”).

The condensed consolidated financial statements include the accounts of CHNR and those subsidiaries in which CHNR has direct or indirect controlling interests. The Company’s subsidiaries as of June 30, 2022 are as described in the 2021 Annual Report.

The Company accounted for the common-control acquisitions disclosed in Note 29 of the 2021 Annual Report by using the pooling of interest method. The condensed consolidated statement of comprehensive income includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control, where this is a shorter period, regardless of the date of the common control combination. In this report, the comparative financial data of have been restated to reflect the business combinations under common control occurred.

For the convenience of readers, amounts in Renminbi, the Chinese currency (“CNY”), have been translated into United States dollars (“US$”) at the applicable rate of US$1.00 = CNY6.6995 as quoted by www.ofx.com as of June 30, 2022, except as otherwise disclosed. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate, or at all.

F-7

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

2.2	CHANGES IN ACCOUNTING POLICIES

The accounting policies adopted in the preparation of the interim condensed consolidated financial information are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2021, except for the adoption of the following IFRS for the first time for the current period’s financial information.

Amendments to IFRS 3	Reference to the Conceptual Framework
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before Intended Use
Amendments to IAS 37	Onerous Contracts – Cost of Fulfilling a Contract
Annual Improvements to IFRSs 2018-2020	Amendments to IFRS 1, IFRS 9, Illustrative Examples accompanying IFRS 16, and IAS 41

(a)	Amendments to IFRS 3 replace a reference to the previous Framework for the Preparation and Presentation of Financial Statements with a reference to the Conceptual Framework for Financial Reporting issued in June 2018 without significantly changing its requirements. The amendments also add to IFRS 3 an exception to its recognition principle for an entity to refer to the Conceptual Framework to determine what constitutes an asset or a liability. The exception specifies that, for liabilities and contingent liabilities that would be within the scope of IAS 37 or International Financial Reporting Interpretations Committee Interpretation (“IFRIC”) 21 if they were incurred separately rather than assumed in a business combination, an entity applying IFRS 3 should refer to IAS 37 or IFRIC 21 respectively instead of the Conceptual Framework. Furthermore, the amendments clarify that contingent assets do not qualify for recognition at the acquisition date. The Group has applied the amendments prospectively to business combinations that occurred on or after January 1, 2022. As there were no contingent assets, liabilities and contingent liabilities within the scope of the amendments arising in the business combination that occurred during the period, the amendments did not have any impact on the financial position and performance of the Group.

(b)	Amendments to IAS 16 prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling any such items, and the cost of those items, in profit or loss. The Group has applied the amendments retrospectively to items of property, plant and equipment made available for use on or after January 1, 2022. Since there was no sale of items produced while making property, plant and equipment available for use on or after January 1, 2022, the amendments did not have any impact on the financial position or performance of the Group.

(c)	Amendments to IAS 37 clarify that for the purpose of assessing whether a contract is onerous under IAS 37, the cost of fulfilling the contract comprises the costs that relate directly to the contract. Costs that relate directly to a contract include both the incremental costs of fulfilling that contract (e.g., direct labor and materials) and an allocation of other costs that relate directly to fulfilling that contract (e.g., an allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract as well as contract management and supervision costs). General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract. The Group has applied the amendments prospectively to contracts for which it has not yet fulfilled all its obligations at January 1, 2022 and no onerous contracts were identified. Therefore, the amendments did not have any impact on the financial position or performance of the Group.

F-8

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

2.2.	CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(d)	Annual Improvements to IFRSs 2018-2020 sets out amendments to IFRS 1, IFRS 9, Illustrative Examples accompanying IFRS 16, and IAS 41. Details of the amendments that are applicable to the Group are as follows:

•	IFRS 9 Financial Instruments: clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. The Group has applied the amendment prospectively to financial liabilities that are modified or exchanged on or after January 1, 2022. As there was no modification of the Group’s financial liabilities during the period, the amendment did not have any impact on the financial position or performance of the Group.

•	IFRS 16 Leases: removes the illustration of payments from the lessor relating to leasehold improvements in Illustrative Example 13 accompanying IFRS 16. This removes potential confusion regarding the treatment of lease incentives when applying IFRS 16.

F-9

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

3.	SEGMENT INFORMATION

Operating segments are identified on the basis of internal reports about components of the Group that are regularly reviewed by the Group’s management and the Company’s Board of Directors for the purpose of resource allocation and performance assessment.

Management assesses the performance of operating segments based on profit or loss before income tax in related periods. The manner of assessment is consistent with that applied in these financial statements.

As of June 30, 2022, the Group’s two reportable operating segments are summarized below:

-	Wastewater treatment segment, which consists of sales of assembled equipment, provision of construction services and participating in PPP projects as operator;
-	Exploration and mining segment, which consists of the exploration for lead, silver and other metals in the Inner Mongolia Autonomous Region of the PRC;

Deferred tax assets, income tax payable and deferred tax liabilities are excluded from segment assets and segment liabilities. The Group had neither sales of products nor provisions of services between the operating segments.

For the six months ended June 30, 2021, the segment results were as follows:

	Wastewater treatment	Exploration and mining	Corporate activities	Total
	CNY	CNY	CNY	CNY
Six months ended June 30, 2021 (As adjusted and unaudited)
Revenues from external customers	8,220	—	—	8,220

Segment profit/(loss) before income tax	179	(333)	(30,314)	(30,468)

Income tax benefit				633

Loss for the period				(29,835)

Other items
Depreciation of property, plant and equipment	(124)	(31)	(2)	(157)
Depreciation of right of use assets	(321)	—	(360)	(681)
Amortization of intangible assets	(441)	—	—	(441)
Impairment (losses)/reversal on financial assets
- Trade receivables	(1,920)	—	—	(1,920)
- Contract assets	(179)	—	—	(179)
- Amounts due from related companies	775	—	331	1,106
Fair value loss on financial instruments, net	—	—	(24,807)	(24,807)
Other income	76	300	—	376
Finance costs	(2,142)	—	(129)	(2,271)
Finance income	8,782	—	5	8,787

F-10

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

3.	SEGMENT INFORMATION (CONTINUED)

For the six months ended June 30, 2022, the segment results were as follows:

	Wastewater treatment	Exploration and mining	Corporate activities	Total
	CNY	CNY	CNY	CNY
Six months ended June 30, 2022 (Unaudited)
Revenues from external customers	16,072	—	—	16,072

Segment profit before income tax	3,784	245	1	4,030

Income tax expenses				(357)

Profit for the period				3,673

Other items
Depreciation of property, plant and equipment	(114)	(26)	(1)	(141)
Depreciation of right of use assets	(347)	—	(360)	(707)
Amortization of intangible assets	(404)	—	—	(404)
Impairment (losses)/reversal on financial assets
- Trade receivables	(1,936)	—	—	(1,936)
- Contract assets	41	—	—	41
- Other receivables	—	—	(1,077)	(1,077)
Other income	30	700	1	731
Fair value gain on financial instruments	—	—	559	559
Finance costs	(1,799)	(1)	(22)	(1,822)
Finance income	7,857	—	1,519	9,376

F-11

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

3.	SEGMENT INFORMATION (CONTINUED)

For the six months ended June 30, 2022, the segment results were as follows (continued):

	Wastewater treatment	Exploration and mining	Corporate activities	Total
	US$	US$	US$	US$
Six months ended June 30, 2022 (Unaudited)
Revenues from external customers	2,401	—	—	2,401

Segment profit before income tax	566	37	—	603

Income tax expenses				(53)

Profit for the period				550

Other items
Depreciation of property, plant and equipment	(17)	(4)	—	(21)
Depreciation of right of use assets	(52)	—	(54)	(106)
Amortization of intangible assets	(60)	—	—	(60)
Impairment (losses)/reversal on financial assets
- Trade receivables	(289)	—	—	(289)
- Contract assets	6	—	—	6
- Other receivables	—	—	(161)	(161)
Other income	4	105	—	109
Fair value gain on financial instruments	—	—	83	83
Finance costs	(269)	—	(3)	(272)
Finance income	1,398	—	2	1,400

F-12

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

3.	SEGMENT INFORMATION (CONTINUED)

The following table presents the asset and liability information of the Group’s operating segments as of December 31, 2021 and June 30, 2022:

	Wastewater treatment	Exploration and mining	Corporate activities	Total
	CNY	CNY	CNY	CNY
As of December 31, 2021 (Audited)

Segment assets	390,895	321	22,166	413,382

Reconciliation:
Elimination of inter-segment receivables				(80,000)

Unallocated assets:
Deferred tax assets				66

Total assets				333,448

Segment liabilities	113,124	3,294	103,195	219,613

Reconciliation:
Elimination of inter-segment payables				(80,000)

Unallocated liabilities:
Deferred tax liabilities				2,544
Income tax payable				9,254

Total liabilities				151,411

	Wastewater treatment	Exploration and mining	Corporate activities	Total
	CNY	CNY	CNY	CNY
As of June 30, 2022 (Unaudited)

Segment assets	398,064	573	19,561	418,198

Reconciliation:
Elimination of inter-segment receivables				(80,000)

Unallocated assets:
Deferred tax assets				537

Total assets				338,735

Segment liabilities	115,995	3,301	101,129	220,425

Reconciliation:
Elimination of inter-segment payables				(80,000)

Unallocated liabilities:
Deferred tax liabilities				1,824
Income tax payable				10,031

Total liabilities				152,280

F-13

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

3.	SEGMENT INFORMATION (CONTINUED)

The following table presents the asset and liability information of the Group’s operating segments as of December 31, 2021 and June 30, 2022(continued):

	Wastewater treatment	Exploration and mining	Corporate activities	Total
	US$	US$	US$	US$
As of June 30, 2022 (Unaudited)

Segment assets	59,416	86	2,920	62,422

Reconciliation:
Elimination of inter-segment receivables				(11,941)

Unallocated assets:
Deferred tax assets				80

Total assets				50,561

Segment liabilities	17,314	493	15,096	32,903

Reconciliation:
Elimination of inter-segment payables				(11,942)

Unallocated liabilities:
Deferred tax liabilities				272
Income tax payable				1,497

Total liabilities				22,730

4.	REVENUE FROM CONTRACT WITH CUSTOMERS

Set out below is the disaggregation of the Group’s revenue from contracts with customers:

	Six months ended June 30,
	2021	2022	2022
	CNY	CNY	US$
	(As adjusted and unaudited)	(Unaudited)	(Unaudited)

Type of goods or services
Construction contract revenue	4,601	12,639	1,889
Operation services of service concession arrangement	3,223	3,433	512
Construction services of service concession arrangement	396	—	—
Total revenue from contracts with customers	8,220	16,072	2,401

Geographic market
Mainland China	8,220	16,072	2,401

Timing of revenue recognition
Over time	8,220	16,072	2,401
Total revenue from contracts with customers	8,220	16,072	2,401

F-14

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

4.	REVENUE FROM CONTRACT WITH CUSTOMERS (CONTINUED)

(i)	The Group had neither revenue from the exploration and mining segment nor inter-segment revenue for six months ended June 30, 2021 and 2022. No revenue was recognized in the current reporting period that was included in the contract liabilities at the beginning of the reporting period and recognized from performance obligations satisfied in previous periods.

(ii)	Performance obligation

Construction services

The Group’s performance in respect of construction services creates or enhances an asset or work in progress that the customer controls as the asset is created or enhanced. The Group satisfies the performance obligation and recognizes revenue over time, by reference to completion of the specific transaction assessed on the basis of the surveyors’ assessment of work performed for each contract.

Operation services of service concession arrangements

The operation revenue from service concession arrangements is recognized over the period of time that the services are rendered, and the benefits are received and consumed simultaneously by the customers.

(iii)	Significant financing components

The majority of the Group’s customers are town/village government entities or main contractors of governmental infrastructure projects whose time of payment for the service or goods received from the Group depends on the appropriation and approval of funds. Certain customers for construction services, sales of wastewater treatment equipment, and maintenance services will generally settle the amounts owed to the Group in a number of specified instalments covering periods ranging from one year to five years. Therefore, the Group’s management considers the contracts with customers which are town/village government entities or main contractors of the governmental infrastructure projects as containing a significant financing component. For each of the six months ended June 30, 2021 and 2022, the respective revenue considerations were adjusted for this financing component based on an imputed interest rate of 4.75% per annum and the Group’s revenue was adjusted to CNY288 (as adjusted), and CNY771, respectively. The interest income related to the significant financing components is disclosed in Note 5 to the financial statements.

F-15

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

5.	FINANCE INCOME AND COSTS

	Six months ended June 30,
	2021	2022	2022
	CNY	CNY	US$
	(As adjusted and unaudited)	(Unaudited)	(Unaudited)

Finance income
Interest income on loans to a related party/ third party	3,396	3,396	507
Interest income on revenue contracts with significant financing component	1,132	2,547	380
Interest income from service concession arrangement	3,988	3,389	506
Interest income on structured deposits	219	—	—
Interest income on bank deposit	52	44	7
	8,787	9,376	1,400

Finance costs
Interest expenses on loans	2,032	1,954	292
Interest expense on lease liabilities	86	53	8
Other finance costs	210	(185)	(28)
Less: interest expense capitalized into intangible assets-concession right*	(57)	—	—
	2,271	1,822	272

*	The borrowing costs have been capitalized at a rate of 5.05% per annum during the period ended June 30, 2021.

F-16

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

6.	(LOSS)/PROFIT BEFORE INCOME TAX

The Group’s (loss)/profit before tax is arrived at after (crediting)/charging:

	Six months ended June 30,
	2021	2022	2022
	CNY	CNY	US$
	(As adjusted and unaudited)	(Unaudited)	(Unaudited)

Crediting:
Finance income (Note 5)	(8,787)	(9,376)	(1,400)

Charging:
Cost of sales
- Construction service	3,916	5,107	762
- Operation services related to service concession arrangement	2,804	3,664	547
- Construction services related to service concession arrangement	389	—	—
Total	7,109	8,771	1,309

Depreciation
- Property, plant and equipment	157	141	21
- Right-of-use assets (Note 11)	681	707	106
Amortization of intangible assets* (Note 10)	441	404	60
Expense relating to short-term leases	338	174	26
Impairment losses/(reversal) on financial assets:
- Trade receivables	1,920	1,936	289
- Contract assets	179	(41)	(6)
- Other receivables	—	1,077	161
- Amounts due from related companies	(1,106)	—	—
Fair value (gain)/loss on financial instruments:
- Financial assets at fair value through profit or loss (Note 18(a))	26,015	—	—
- Derivative financial liabilities (Note 18(b))	(1,208)	(559)	(83)
Issuance expense in related to placement	1,579	—	—
Other income	(376)	(731)	(109)
Finance costs (Note 5)	2,271	1,822	272

Employee benefit expenses *	5,751	5,772	861

* The employee benefit expenses and amortization of intangible assets for the year are included in “Cost of sales” and “Administrative expenses” on the face of the consolidated statement of profit or loss.

F-17

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

7.	INCOME TAX (BENEFIT)/EXPENSE

The Company is incorporated in the BVI and conducts its primary business operations through its subsidiaries in mainland China. It also has intermediate holding companies in the BVI and Hong Kong. Under the current laws of the BVI, the Company and its subsidiaries incorporated in the BVI are not subject to tax on income or capital gains. The Hong Kong Profits Tax rate is 16.50%. The Company’s Hong Kong subsidiaries have both Hong Kong–sourced and non-Hong Kong–sourced income. The latter is not subject to Hong Kong Profits Tax and the related expenses are non-tax-deductible. For the Hong Kong–sourced income, no provision for Hong Kong Profits Tax was made as such operations sustained tax losses during the six months ended June 30, 2021 and 2022. Furthermore, there are no withholding taxes in Hong Kong on the remittance of dividends.

China

Under the Law of the PRC on corporate income tax and the Implementation Regulation of the Corporate Income Tax Law (collectively, the “CIT Law”), the Company’s PRC subsidiaries are generally subject to PRC corporate income tax at the statutory rate of 25% on their respective estimated assessable profits for the six months ended June 30, 2021 and 2022. Certain PRC subsidiaries of the Company engaged in environmental protection projects were subject to tax at a preferential tax rate of 12.5% or fully exempted from income tax according to the preferential policy of CIT law for the six months ended June 30, 2021 and 2022.

Under the prevailing CIT Law and its relevant regulations, any dividends paid by the Company’s mainland China subsidiaries from their earnings derived after January 1, 2008 to the Company’s Hong Kong subsidiaries are subject to PRC dividend withholding tax of 5% or 10%, depending on the applicability of the Sino-Hong Kong tax treaty.

The current and deferred components of income tax (benefit)/expense are as follows:

Schedule of deferred component of income tax expenses
	Six months ended June 30,
	2021	2022	2022
	CNY	CNY	US$
	(As adjusted and unaudited)	(Unaudited)	(Unaudited)

Current income tax expense	685	1,548	231
Deferred income tax benefit	(1,318)	(1,191)	(178)

Total	(633)	357	53

F-18

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

8.	(LOSS)/EARNINGS PER SHARE

Basic (loss)/earnings per share is calculated by dividing the (loss)/earnings for the period attributable to ordinary equity holders of the Company by the weighted average number of common shares outstanding during the period.

Diluted (loss)/earnings per share is calculated by dividing the (loss)/earnings attributable to ordinary equity holders of the Company by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all outstanding dilutive securities into common shares.

Basic and diluted net (loss)/earnings per share for the six months ended June 30, 2021 and 2022 are as follows:

	Six months ended June 30,
	2021	2022	2022
	CNY	CNY	US$
	(As adjusted and unaudited)	(Unaudited)	(Unaudited)
(Loss)/Earnings:
(Loss)/Earnings attributable to ordinary equity holders of the Company	(27,993)	1,949	293

Number of Shares:
Weighted average number of common shares for basic and diluted loss per share:
Basic and diluted	40,488,634	40,948,082	40,948,082

(Loss)/Earnings per share:
Basic and diluted	(0.69)	0.05	0.01

The Company did not have any potential diluted shares for the six months ended June 30, 2021 and 2022. For the period ended June 30, 2022, the effects of the outstanding warrants were anti-dilutive and excluded from the computation of diluted loss per share. Accordingly, the diluted (loss)/earnings per share amounts are the same as the basic (loss)/earnings per share amounts for all periods presented.

9.	PROPERTY, PLANT AND EQUIPMENT

	December 31,	June 30,	June 30,
	2021	2022	2022
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

At cost:
Buildings	46	46	7
Machinery and equipment	1,177	1,084	162
Motor vehicles	2,486	2,486	371
Office and other equipment	728	734	110
	4,437	4,350	650

Accumulated depreciation and amortization	(3,722)	(3,772)	(564)

Net book value	715	578	86

F-19

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

10.	INTANGIBLE ASSETS

	Patent	Concession Right	Software	Total
	CNY	CNY	CNY	CNY
Cost
As of January 1, 2021 (As adjusted)	22,878	—	274	23,152
Transfer in	—	20,430	—	20,430
As of December 31, 2021	22,878	20,430	274	43,582

Accumulated amortization and impairment
As of January 1, 2021 (As adjusted)	(22,388)	—	(121)	(22,509)
Amortization charge	(105)	(730)	(49)	(884)
As of December 31, 2021	(22,493)	(730)	(170)	(23,393)

Net carrying amount
As of December 31, 2021	385	19,700	104	20,189

Cost
As of January 1, 2022 and June 30, 2022	22,878	20,430	274	43,582

Accumulated amortization and impairment losses
As of January 1, 2022	(22,493)	(730)	(170)	(23,393)
Amortization charge	(19)	(365)	(20)	(404)
As of June 30, 2022	(22,512)	(1,095)	(190)	(23,797)

Net carrying amount
As of June 30, 2022	366	19,335	84	19,785
As of June 30, 2022 (US$)	55	2,886	12	2,953

As of December 31, 2021 and June 30, 2022, the Group’s concession rights associated with environmental water projects (comprising intangible assets, contract assets and trade receivables) with aggregate gross carrying amounts of CNY129,437 and CNY133,750, respectively, were pledged to secure bank loans from the Bank of Communications with outstanding balances of CNY77,000 and CNY75,500, respectively. Please refer to Note 20 for further details.

There was no impairment loss on intangible assets for the year ended December 31, 2021 and six months ended June 30, 2022.

F-20

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

11.	LEASES

(a)	Right-of-use assets

The carrying amounts of the Group’s right-of-use assets and the movements during the year/period are as follows:

	Motor Vehicles	Offices and warehouse	Total
	CNY	CNY	CNY

As of January 1, 2021	408	3,152	3,560
Addition	—	157	157
Depreciation charge	(163)	(1,203)	(1,366)
As of December 31, 2021	245	2,106	2,351

As of January 1, 2022	245	2,106	2,351
Depreciation charge	(82)	(625)	(707)

As of June 30, 2022	163	1,481	1,644
As of June 30, 2022 (US$)	24	221	245

(b)	Lease liabilities

The carrying amount of lease liabilities and the movements during the year/period are as follows:

	Motor Vehicles	Offices and Warehouse	Total
	CNY	CNY	CNY

As of January 1, 2021	502	3,048	3,550
Addition	—	102	102
Accretion of interest recognized during the period	17	133	150
Payments	(364)	(1,249)	(1,613)

As of December 31, 2021	155	2,034	2,189
Analyzed into:
Current portion	155	826	981
Non-current portion	—	1,208	1,208

As of January 1, 2022	155	2,034	2,189
Accretion of interest recognized during the period	4	49	53
Payments	—	(596)	(596)

As of June 30, 2022	159	1,487	1,646
Analyzed into:
Current portion	159	454	613
Non-current portion	—	1,033	1,033

As of June 30, 2022 (US$)	24	222	246
Current portion (US$)	24	67	91
Non-current portion (US$)	—	155	155

F-21

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

11.	LEASES (CONTINUED)

(c)	Lease related expenses

The following are the amounts recognized in profit of loss in relation to leases:

	Six months ended June 30,
	2021	2022	2022
	CNY	CNY	US$
	(As adjusted and unaudited)	(Unaudited)	(Unaudited)

Depreciation expense of right-of-use assets	681	707	106
Interest on lease liabilities	86	53	8
Expense relating to short-term leases	338	174	26

Total amounts recognized in profit or loss	1,105	934	140

12.	TRADE AND BILLS RECEIVABLE

	December 31,	June 30,
	2021	2022	2022
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Non-current
Trade receivables from third parties	17,033	16,815	2,510
Less: Impairment allowance	(7,532)	(8,360)	(1,248)
Total of Non-current trade receivables	9,501	8,455	1,262

Current
Trade receivables from third parties	51,608	54,799	8,180
Less: Impairment allowance	(10,082)	(11,190)	(1,670)
Total of current trade receivables	41,526	43,609	6,510

Bills receivable
At fair value through other comprehensive income	—	11,700	1,746

Total	51,027	63,764	9,518

Ageing analysis of accounts receivable and bills receivable was as follows:

	December 31,	June 30,
	2021	2022	2022
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Within 1 year	19,026	40,398	6,031
Between 1-2 years	5,106	3,740	558
Between 2-3 years	12,796	10,835	1,617
Over 3 years	14,099	8,791	1,312

Total	51,027	63,764	9,518

F-22

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

12.	TRADE AND BILLS RECEIVABLES (CONTINUED)

Movements of loss allowance during the year/period are analyzed as follows:

	Year Ended December 31,	Six Months Ended June 30,
	2021	2022	2022
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Beginning of the year/period	13,774	17,614	2,629
Provision for expected credit losses (“ECLs”)	3,840	1,936	289

End of the year/period	17,614	19,550	2,918

The Group elected to apply the simplified approach for providing impairment for ECLs prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. To measure the ECLs, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The ECLs below also incorporate forward looking information. The impairment as of December 31, 2021 and June 30, 2022 was determined as follows:

				Past due
	Current	within 1 years	1-2 years	2-3 years		over 3 years		Total

As of December 31, 2021:
Expected credit loss rate		6%	26%	13%		48%		26%
Gross carrying amount (CNY)	3,670	16,311	6,865	14,712		27,083		68,641
Impairment allowances (CNY)		955	1,759	1,916	(i)	12,984	(ii)	17,614

As of June 30, 2022:
Expected credit loss rate		10%	10%	10%		60%		20%
Gross carrying amount (CNY)	331	42,479	4,186	12,412		23,906		83,314
Impairment allowances (CNY)		2,412	446	1,577	(i)	15,115	(ii)	19,550
Impairment allowances (US$)		360	67	235		2,256		2,918

(i)	The impairment allowances included CNY221 and CNY211 as of December 31, 2021 and June 30, 2022, respectively, for specific trade receivables which were considered to be in default due to conditions which indicated that the Group was unlikely to receive the outstanding contractual amounts in full.

(ii)	The impairment allowances included an amount of CNY4,646 and CNY4,588 as of December 31, 2021 and June 30, 2022, respectively, for specific trade receivables which were considered to be in default due to conditions which indicated that the Group was unlikely to receive the outstanding contractual amounts in full.

F-23

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

13.	CONTRACT ASSETS

		December 31,	June 30,
		2021	2022	2022
		CNY	CNY	US$
		(Audited)	(Unaudited)	(Unaudited)

Non-current
Service concession assets	(a)	91,062	90,480	13,505
Less: impairment allowance		(27)	(27)	(4)
		91,035	90,453	13,501

Current
Service concession assets	(a)	7,423	7,422	1,108
Other contract assets	(b)	8,443	8,706	1,299
Less: impairment allowance		(535)	(576)	(86)
		15,331	15,552	2,321

Total		106,366	106,005	15,822

(a)	Service concession assets bearing an imputed interest of 7% arose from the Group’s revenue from construction service under a build-own-transfer (“BOT”) arrangement rendered by the Group’s subsidiary, Shaoguan Angrui Environmental Technology Development Co., Limited (“Shaoguan Angrui”). The facilities that the service concession arrangement relate to were under construction phases from June 2018 to December 2020 and commenced operation in January 2021.

The amounts for the service concession arrangement are not yet due for payment and will be settled by revenue to be generated during the operating periods of the service concession arrangement. Amounts billed will be transferred to trade receivables.

As of December 31, 2021 and June 30, 2022, the Group’s concession rights associated with the environmental water projects (comprising intangible assets, contract assets and trade receivables) with aggregate gross carrying amounts of CNY129,437 and CNY133,750, respectively, were pledged to secure bank loans from the Bank of Communications with outstanding balances of CNY77,000 and CNY75,500, respectively. Please refer to Note 20 for further details.

F-24

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

13. CONTRACT ASSETS (CONTINUED)

(b)	The balance as of December 31, 2021 and June 30, 2022 comprised contract assets arising from performance under water treatment plant construction service contracts. Such contracts include payment schedules which require stage payments over the service periods once milestones are reached.

The movements in the provision for impairment of contract assets are as follows:

	Year Ended December 31,	Six Months Ended June 30,
	2021	2022	2022
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Beginning of the year/period	205	562	84
Provision for expected credit loss, net	357	41	6

End of the year/period	562	603	90

An impairment analysis is performed at each reporting date using the probability-of-default approach to measure expected credit losses. The probability of default rates are estimated based on comparable entities with published credit ratings. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forward-looking credit risk information. As of December 31, 2021 and June 30, 2022, the assumed default rate ranged from 0.03% to 55.93% and from 0.03% to 54.78%, respectively.

F-25

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

14.	OTHER RECEIVABLES

	December 31,	June 30,
	2021	2022	2022
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Financial assets
Loans to an unrelated company (i)	83,600	87,200	13,016
Deposits	863	986	147
Others	1,000	1,000	149
Financial assets	85,463	89,186	13,312

Staff advance	697	750	112
Others	280	284	42
Total amount	977	1,034	154

Impairment allowance	(239)	(1,316)	(196)

Total	86,201	88,904	13,270

(i)	The balance as of June 30, 2022 consisted of the loan from Shenzhen Qianhai Feishang Environmental Investment Co., Limited (“Shenzhen Qianhai”), a subsidiary of the Company, to an unrelated company, Shenzhen Chaopeng Investment Co., Ltd., amounting to CNY80,000, and its corresponding interest receivable amounting to CNY7,200. The loan, with a maturity date of June 30, 2023, is interest bearing at a rate of 9% per annum and guaranteed by Shenzhen Feishang Investment Co., Limited, a company unrelated to the Group.

15.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents are set out below as of December 31, 2021 and June 30, 2022:

	December 31,	June 30,
	2021	2022	2022
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Cash and cash equivalents
- Cash on hand	74	70	11
- Cash at bank	58,285	50,845	7,589

Cash and cash equivalents	58,359	50,915	7,600

The carrying amounts of the Group’s cash and cash equivalents are denominated in the following currencies:

	December 31,	June 30,
	2021	2022	2022
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

CNY	37,333	31,228	4,662
US$	20,011	19,015	2,838
HK$	1,015	672	100

	58,359	50,915	7,600

F-26

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

15.	CASH AND CASH EQUIVALENTS (CONTINUED)

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances and time deposits are deposited with creditworthy banks with no recent history of default. As of December 31, 2021 and June 30, 2022, there were no cash and cash equivalents pledged as security for the Group's liabilities.

16.	OTHER PAYABLES AND ACCRUALS

	December 31,	June 30,
	2021	2022	2022
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Financial liabilities
Accrued expenses	5,398	5,689	849
Deposits from customers	505	1,335	199
Liabilities related to bills receivable endorsed before maturity	—	2,150	320
Total payables	5,903	9,174	1,368

Penalties related to income tax	3,025	3,789	566
Taxes other than income tax payable (a)	285	2,396	358
Accrued payroll	2,878	2,262	338
Others	7	42	6
Total others payables	6,195	8,489	1,268

Total	12,098	17,663	2,636

(a)	Taxes other than income taxes payable mainly comprise accruals for value-added tax, city construction tax and education surcharge.

17.	PROVISIONS

A provision has been recognized for expected repair expenditures associated with the wastewater treatment infrastructure of the service concession arrangement which suffered flooding and were partially destroyed in the end of June 2022. Shaoguan Angrui has committed to repair and recover the original production capacity of the infrastructure in the next year. If the repair meets the standards of the customer, Shaoguan Angrui will have a chance to receive partial reimbursement of the repair cost through government subsidies.

F-27

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

18.	FINANCIAL INSTRUMENTS

(a)	Financial assets

Set out below is an overview of financial assets, other than cash and short-term deposits, held by the Group as of December 31, 2021 and June 30, 2022:

	December 31,	June 30,
	2021	2022	2022
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Debt instruments at amortized cost:
Accounts receivable: current	41,526	43,609	6,510
Accounts receivable: non-current	9,501	8,455	1,262
Financial assets included in other receivables	85,224	87,870	13,116
Financial assets at fair value through other comprehensive income:
Bills receivable	—	11,700	1,746

Total	136,251	151,634	22,634

Total Current	126,750	143,179	21,372
Total Non-current	9,501	8,455	1,262

(b)	Financial liabilities

Set out below, is an overview of financial liabilities of the Group as of December 31, 2021 and June 30, 2022:

	December 31,	June 30,	June 30
	2021	2022	2022
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Derivatives not designated as hedging instruments：
Derivative financial liabilities (i)	1,710	1,224	183
Financial liabilities at amortized cost:
Trade payables	21,118	17,810	2,658
Financial liabilities in other payables and accruals	5,903	9,174	1,368
Dividends payable	5,048	5,048	753
Lease liabilities	2,189	1,646	246
Due to related companies	5,710	5,986	893
Due to the Shareholder	14,050	14,050	2,097
Interest-bearing loans and borrowings	77,000	75,500	11,270

Total	132,728	130,438	19,468

Total current	57,520	56,905	8,491
Total non-current	75,208	73,533	10,977

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

18.	FINANCIAL INSTRUMENTS (CONTINUED)

(b)	Financial liabilities (continued)

(i)	On January 20, 2021, the Company entered into a securities purchase agreement with certain institutional investors, pursuant to which the Company issued and sold on January 22, 2021, (i) in a registered direct offering, an aggregate of 3,960,000 of its common shares at a price of US$1.85 per share, and (ii) in a concurrent private placement, warrants initially exercisable for an aggregate of 1,584,000 of the Company’s common shares with an initial exercise price of US$2.35 per share.

The Company recognized the warrants issued to the investors as derivative financial liabilities (not designated as hedging instruments) with a fair value of CNY9,246 (US$1,427)* on the issue date as the investors have the right to exercise their warrants on a cashless basis. Per IAS 32, a contract settled by a single net payment (generally referred to as net cash-settled or net equity-settled as the case may be) is a financial liability and not an equity instrument. The fair value gain of CNY1,208 and CNY559 (US$83) (Note 6) were recognized according to fair value changes for the six months ended June 30, 2021 and 2022, respectively.

* As the changes in equity from this private placement transaction are denominated in US$, the amount in US$ is the actual transaction amount and the corresponding amount in CNY was translated from US$ at the applicable exchange rate of the transaction date, January 22, 2021.

(c)	Fair value

Set out below is a comparison, by class, of the carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that are reasonable approximations of fair values:

	December 31,		June 30,
	2021		2022		2022
	CNY		CNY		US$
	(Audited)		(Unaudited)		(Unaudited)
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value

Financial liabilities
Interest-bearing loans and borrowings	77,000	79,003	75,500	78,471	11,270	11,713

Total	77,000	79,003	75,500	78,471	11,270	11,713

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

18.	FINANCIAL INSTRUMENTS (CONTINUED)

(c)	Fair value (continued)

The following table provides the fair value measurement hierarchy of the Group’s financial assets and financial liabilities as of December 31, 2021 and June 30, 2022:

As of December 31, 2021 (Audited)	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	CNY	CNY	CNY	CNY

Recurring fair value measurement:

Financial liabilities
Derivative financial liabilities	—	1,710	—	1,710

As of June 30, 2022 (Unaudited)	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	CNY	CNY	CNY	CNY

Recurring fair value measurement:

Financial assets
Bills receivables	—	11,700	—	11,700

Financial liabilities
Derivative financial liabilities	—	1,224	—	1,224

As of June 30, 2022 (Unaudited)	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

	US$	US$	US$	US$

Recurring fair value measurement:

Financial assets
Bills receivables	—	1,746	—	1,746

Financial liabilities
Derivative financial liabilities	—	183	—	183

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

18.	FINANCIAL INSTRUMENTS (CONTINUED)

(c)	Fair value (continued)

Level 2:

Bills receivable

The fair value valuation of bills receivable is based on directly or indirectly observable inputs (such as recent bill discount rates) through valuation techniques. The fair value of the bills receivable approximate their book value due to the short-term maturity.

Derivative financial liabilities

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

There is no established public trading market for the warrants issued to investors on January 22, 2021. As of June 30, 2022, the Group measured the fair value of those warrants on a recurring basis using a binomial lattice pricing model with significant inputs including the underlying spot price of the Company’s ordinary shares, exercise price, time to expiration, risk-free rate and equity volatility, etc., which are all relevant observable inputs.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

19.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The financial instruments of the Group primarily include cash and cash equivalents, trade and bills receivable, other receivables, contract assets, derivative financial liabilities, trade payables, other payables, dividends payable, amounts due to related companies, amounts due to the Shareholder, lease liabilities and interest-bearing loans and borrowings.

The Group is exposed to credit risk, foreign currency risk, business and economic risk and liquidity risk. The Group has not used any derivatives or other instruments for hedging purposes. The Group does not hold or issue derivative financial liabilities for trading purposes. The Group reviews and adopts policies for managing each of these risks and they are summarized below.

(a)	Credit risk

Management has a credit policy in place and the exposures to credit risk are monitored on an ongoing basis. Debts are usually due within 30 to 90 days from the date of billing.

Trade receivables of the Group mainly represent receivables in respect of revenue from construction services for wastewater treatment plant construction and sales of wastewater treatment equipment which are settled through progress billing and the operation services of the service concession arrangement which are settled on a quarterly basis. In addition, the Group has contract assets relating to the service concession arrangement and construction services.

As of December 31, 2021, and June 30 2022, “Trade and bills receivables” and “Contract assets” in the aggregate amounted to CNY175,569 and CNY189,922, respectively, of which CNY109,737 and CNY114,417 were due from the largest customer and CNY127,415 and CNY136,505 were due from the five largest customers in the aggregate of the Group, respectively. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the consolidated statements of financial position. Since the counterparty to the BOT arrangement is a local government authority in the PRC which has high credit rating, the Group considers credit risk to be low as of December 31, 2021 and June 30 2022. The Group does not hold any collateral over these balances.

Management groups financial instruments based on shared credit risk characteristics, such as instrument type and credit risk ratings for the purpose of determining significant increase in credit risk and calculation of impairment. The carrying amount of each financial asset in the condensed interim consolidated statement of financial position represents the Group’s maximum exposure to credit risk in relation to its financial assets.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

19.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(a)	Credit risk (continued)

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

- significant financial difficulty of the debtor;

- a breach of contract such as a default or past due event; or

- it is probable that the debtor will enter bankruptcy or other financial reorganization.

To manage credit risk arising from trade receivables and contract assets, the credit quality of the debtors is assessed, taking into account their financial position, historical settlement records, past experience and other factors. The Group applies the simplified approach to provide for ECLs prescribed by IFRS 9, which permits the use of lifetime expected loss provision for all trade receivables. The ECLs also incorporated forward-looking information.

For financial assets assessed for impairment under the general approach, the Group established a policy to perform an assessment at the end of each reporting period of whether a financial instrument’s credit risk has increased significantly since initial recognition, by considering the change in the risk of default occurring over the remaining life of the financial instrument. The Group groups its other receivables into Stage 1, Stage 2 and Stage 3, as described below:

Stage 1 – When other receivables are first recognized, the Group recognized an allowance based on 12 months’ ECLs.

Stage 2 – When other receivables have shown a significant increase in credit risk since origination, the Group records an allowance for the lifetime ECLs.

Stage 3 – Other receivables are considered credit-impaired. The Group records an allowance for the lifetime ECLs.

Management also makes periodic collective assessments for other receivables and amounts due from related companies as well as individual assessments of the recoverability of other receivables based on historical settlement records, past experience and other factors. The Group classified other receivables and amounts due from related companies in Stage 1 and continuously monitored their credit risk. Management believes that there is no material credit risk inherent in the Group’s outstanding balance of other receivables as of December 31, 2021 and June 30, 2022.

The Group does not provide any guarantees that would expose the Group to credit risk. Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from financial assets are set out in Notes 12, 13, 14 and 22 to the financial statements.

Cash and cash equivalents

The Group maintains its cash and cash equivalents primarily with various PRC state-owned banks and Hong Kong based financial institutions, which management believes are of high credit quality. The Group performs periodic evaluations of the relative credit standing of those financial institutions.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

19.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(b)	Foreign currency risk

Foreign currency risk primarily arises from certain significant foreign currency deposits denominated in US$ and HK$ and related exposures are disclosed in Note 15. The Group Treasury closely monitors the international foreign currency market on the change of exchange rates and takes these into consideration when investing in foreign currency deposits and borrowing loans.

CNY is not freely convertible into foreign currencies. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of CNY into foreign currencies. The value of CNY is subject to changes in PRC government policies and to international economic and political developments affecting the supply and demand in the China Foreign Exchange Trading System market. All foreign exchange transactions continue to take place either through the People's Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China.

As of June 30, 2022 the Group only had significant exposure to US$. If CNY had strengthened/ weakened by 5% against US$ with all other variables held constant, the income for the period ended June 30, 2022 would have been approximately CNY951 lower/higher (the loss for the period ended June 30, 2021 would have been CNY1,001 higher/lower), mainly as a result of foreign exchange gains and losses arising from translation of US$-denominated deposits. Profit was less sensitive to the fluctuation in CNY/US$ exchange rates in the period ended June 30, 2022 than in the period ended June 30, 2021, mainly due to the decrease in the US$ denominated cash deposits.

(c)	Interest rate risk

The fair value interest rate risk of the Group mainly arises from long-term loans at fixed rates (see Note 20). As the fluctuation of comparable interest rate (Loan Prime Rate of PRC market) with similar term was relatively low, the Directors are of the opinion that the Group is not exposed to any significant fair value interest rate risk for its fixed interest rate borrowings held as of December 31, 2021 and June 30, 2022.

(d)	Business and economic risk

The Group's operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 40 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the political, economic and social conditions in the PRC. There is also no guarantee that the PRC government's pursuit of economic reforms will be consistent or effective.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

19.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(e)	Liquidity risk

The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, and adequate time deposits to meet its liquidity requirements in the short and long term.

The table below summarizes the maturity profile of the Group’s financial liabilities and lease liabilities based on contractual undiscounted payments:

December 31, 2021 (Audited)	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Derivative financial liabilities	1,710	—	—	—	1,710
Trade payables	—	21,118	—	—	21,118
Financial liabilities in other payables and accruals	—	5,903	—	—	5,903
Dividends payable	—	5,048	—	—	5,048
Due to related companies	—	5,710	—	—	5,710
Due to the Shareholder	—	14,050	—	—	14,050
Lease liabilities	—	1,047	1,354	—	2,401
Interest-bearing loans and borrowings	—	6,882	28,792	78,139	113,813

Total	1,710	59,758	30,146	78,139	169,753

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

19.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(e)	Liquidity risk (continued)

June 30, 2022 (Unaudited)	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Derivative financial liabilities	1,224	—	—	—	1,224
Trade payables	—	17,810	—	—	17,810
Financial liabilities in other payables and accruals	—	9,174	—	—	9,174
Dividends payable	—	5,048	—	—	5,048
Due to related companies	—	5,986	—	—	5,986
Due to the Shareholder	—	14,050	—	—	14,050
Lease liabilities	—	683	1,123	—	1,806
Interest-bearing loans and borrowings	—	6,806	28,908	74,699	110,413

Total	1,224	59,557	30,031	74,699	165,511

June 30, 2022 (Unaudited)	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	USD	USD	USD	USD	USD

Derivative financial liabilities	183	—	—	—	183
Trade payables	—	2,658	—	—	2,658
Financial liabilities in other payables and accruals	—	1,368	—	—	1,368
Dividends payable	—	753	—	—	753
Due to related companies	—	893	—	—	893
Due to the Shareholder	—	2,097	—	—	2,097
Lease liabilities	—	102	168	—	270
Interest-bearing loans and borrowings	—	1,016	4,315	11,150	16,481

Total	183	8,887	4,483	11,150	24,703

(f)	Capital management

The Group monitors capital on the basis of the debt to capital ratio, which is calculated as interest-bearing debt divided by total capitalization. Interest-bearing debt mainly includes lease liabilities and interest-bearing loans and borrowings. Total capitalization includes total equity and interest-bearing debt. The debt to capital ratio was 30.31% and 29.27% as of December 31, 2021 and June 30, 2022, respectively.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

20.	INTEREST-BEARING LOANS AND BORROWINGS

			December 31,	June 30,
			2021	2022	2022
			CNY	CNY	US$
	Interest rate	Maturity	(Audited)	(Unaudited)	(Unaudited)
Non-current interest-bearing loans
Bank loan-secured and guaranteed	5.05%	2023 to 2038	74,000	72,500	10,822

Current interest-bearing loans
Bank loan-secured and guaranteed	5.05%	2022 to 2023	3,000	3,000	448

Total			77,000	75,500	11,270

The bank loan is owed to the Bank of Communications and denominated in CNY.

The loan is secured by collection rights, contract assets, intangible assets and trade receivables in connection with the Group's service concession arrangement and 80% equity interest of the Company's subsidiary, Shaoguan Angrui. The loan is also guaranteed by Shanghai Onway Environmental Development Co., Limited (“Shanghai Onway”), the Company’s subsidiary, and Feishang Enterprise Group Co., Ltd. (“Feishang Enterprise”), a related company of the Group.

The outstanding balance as of June 30, 2022 is due in annual instalments of CNY1,500 due as of December 31, 2022, CNY3,000 due in 2023; CNY4,000 due annually from 2024 to 2028; CNY5,000 due annually from 2029 to 2034; CNY6,000 due in 2035; and CNY5,000 due annually from 2036 to 2038.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

21.	EQUITY

(a)	Issued capital

	December 31,	June 30,
	2021	2022	2022
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Authorized:
10,000,000 preferred shares, no par value	—	—	—
200,000,000 common shares, no par value	—	—	—

Common shares issued and fully paid:
June 30, 2022: 40,948,082, (December 31, 2021: 40,948,082) common shares, no par value	450,782	450,782	67,286

	Number of shares	Share capital
		CNY	US$
(As adjusted)
As of January 1, 2021	36,988,082	419,091	62,556

Common shares issued through private placement	3,960,000	31,691	4,730

As of December 31, 2021 and January 1, 2022	40,948,082	450,782	67,286
	—	—	—
As of June 30, 2022	40,948,082	450,782	67,286

(b)	Other capital reserves

Other capital reserves of the Company are mainly for equity-settled share-based compensation, the exercise of stock options, the exercise of warrants, the business combination and the deemed contribution from the Shareholder of the Company and related companies.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

22.	RELATED PARTY BALANCES AND TRANSACTIONS

In addition to the transactions detailed elsewhere in these condensed consolidated financial statements, the Group had the following transactions with related parties during the period.

(a)	Commercial transactions with related parties

		Six months ended June 30,
		2021	2022	2022
		CNY	CNY	US$
	Notes	(As adjusted and unaudited)	(Unaudited)	(Unaudited)

Interest income received from Feishang Enterprise(a)	i	3,396	—	—

CHNR's share of office rental, rates and others to Anka Consultants Limited (“Anka”) (b)	ii	205	217	32
Feishang Management's share of office rental to Feishang Enterprise(a)	iii	84	84	13
Shenzhen New PST’s share of office rental to Feishang Enterprise(a)	iv	45	15	2

(i)	The Company’s subsidiary, Shanghai Onway, entered into a series of contracts to provide a loan amounting to CNY80,000 at an interest rate of 9% per annum to Feishang Enterprise from March 2, 2018 to June 30, 2021.

(ii)	The Company signed a contract with Anka to lease 184 square meters of office premises for two years, from July 1, 2018 to June 30, 2020, subsequently extended to June 30, 2024. The agreement also provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration services provided by Anka.

(iii)	On January 1, 2018, Feishang Management signed an office-sharing agreement with Feishang Enterprise. Pursuant to the agreement, Feishang Management shares 40 square meters of office premises for 33 months. Feishang Management signed a new contract with Feishang Enterprise in October 2021, which was renewed in October 2022 and will expire on September 30, 2023.

(iv)	Shenzhen New PST signed a contract with Feishang Enterprise to lease 96 square meters of office premises annually. The latest contract is from March 14, 2022 to March 13, 2023.

(a)	Feishang Enterprise, Feishang Group and Feishang Energy are controlled by Mr. Li Feilie, who is the controlling shareholder of the Company.

(b)	Anka is jointly owned by Mr. Wong Wah On Edward and Mr. Tam Cheuk Ho, who are officers of the Company.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

22.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(b)	Balances with related companies

The Company’s balances with related companies are unsecured and non-interest bearing. Feishang Enterprise and the Shareholder have provided letters stating their continuous financial support to the Group and that they will not recall any amounts due to them until the Group has sufficient liquidity to finance its operations. The balances are summarized as follows:

	December 31,	June 30,
	2021	2022	2022
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Current:
Payable to related companies:
Feishang Enterprise (a, i)	3,019	3,068	457
Anka Capital (b)	2,691	2,818	421
Yangpu Lianzhong Mining Co., Ltd (c, iii)	—	100	15
	5,710	5,986	893

Payable to the Shareholder:
Feishang Group (a, ii)	14,050	14,050	2,097
	14,050	14,050	2,097

Dividend payables to related companies:
Qianhai Industrial(d, iv)	5,048	5,048	753
	5,048	5,048	753

Lease liabilities to related parties
Anka (b)	372	—	—
	372	—	—

(i)	The payable to Feishang Enterprise by Feishang Management represents the net amount of advances from Feishang Enterprise. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(ii)	The payable to Feishang Group represents the net amount of advances from Feishang Group. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(iii)	The payable to Yangpu Lianzhong Mining Co., Ltd by Feishang Management represents the net amount of advances from Yangpu Lianzhong Mining Co., Ltd. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(iv)	The dividend payable to Shenzhen Qianhai Feishang Industrial Investment Co., Ltd. (“Qianhai Industrial”) represents the declared but unpaid dividend that was approved at the shareholder meeting of Shenzhen Qianhai on June 22, 2021, prior to the acquisition of Precise Space-Time Technology Limited (“PST Technology”) and its subsidiaries by the Group.

(a)	Feishang Enterprise and Feishang Group are controlled by Mr. Li Feilie, who is the controlling shareholder of the Company.

(b)	Anka Capital and Anka are each jointly owned by Wong Wah On Edward and Tam Cheuk Ho, who are officers of the Company.

(c)	Yangpu Lianzhong Mining Co., Ltd is controlled by Mr. Li Feilie, who is the controlling shareholder of the Company.

(d)	Qianhai Industrial is controlled by Mr. Li Feilie, who is the controlling shareholder of the Company.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

22.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(c)	Compensation of key management personnel of the Group

	Six months ended June 30,
	2021	2022	2022
	CNY	CNY	US$
	(As adjusted and unaudited)	(Unaudited)	(Unaudited)
Wages, salaries and allowances	661	618	92
Housing subsidies	10	11	2
Contribution to pension plans	41	43	6

Total Compensation of key management personnel	712	672	100

The amounts disclosed in the table are the amounts recognized as expenses during the respective period related to key management personnel.

23.	COMMITMENTS

There were no capital commitments as of December 31, 2021 and June 30, 2022.

24.	SUBSEQUENT EVENTS

On July 14, 2022, the Board of Directors of the Company approved grants of option awards covering an aggregate of 8,100,000 common shares, without par value, of the Company (the “Shares”) to fifteen consultants and employees of the Company under the China Natural Resources, Inc. 2014 Equity Incentive Plan. The grantees assisted the Company in locating potential strategic partnerships and acquisitions, conducted due diligence, provided mergers and acquisition advice, and provided other related services to the Company over the course of the past one to three years, and continued to provide these services through the grant date. The recipients of the largest grants, Woo Chun Kei Jackie and Li Feiwen, received options exercisable for 3,700,000 and 3,000,000 Shares, respectively. The remaining 13 grant recipients received option awards exercisable for amounts ranging between 40,000 to 200,000 Shares.

The granted options vested immediately upon granting and became exercisable upon the filing of a registration statement on Form S-8 covering the Shares. The exercise price for the options is $0.623 per Share. The options expire three years from the date of grant.

As a result of the grant, the exercise price for the Company’s outstanding warrants to purchase up to an aggregate of 1,980,000 common shares was reduced to $0.623 per share pursuant to the terms of the warrants.

25.	APPROVAL OF THE INTERIM FINANCIAL STATEMENTS

These interim condensed consolidated financial statements were approved by the Board of Directors on November 4, 2022.

F-42

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

The following discussion contains statements that constitute forward-looking statements within the meaning of the U.S. federal securities laws. These statements appear in a number of places throughout this report and include, without limitation, statements regarding the intent, belief and current expectations of China Natural Resources, Inc. (the “Company,” and together with its subsidiaries, the “Group”), its directors or its officers with respect to the applicability of US taxes to the Company, the availability of internally generated funds and funds for the payment of operating expenses, the sufficiency of working capital for present operations and over the next twelve months and access to capital, and its intent to locate and execute on strategic opportunities. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are: uncertainties regarding the governmental, economic and political circumstances in the PRC; the impact on the Company’s financial position, growth potential and business of an investment in the wastewater treatment sector of the PRC generally and in PST Technology and Shanghai Onway specifically; the experience, supply chain and customer relationships and market insights of the PST Technology team, the growth potential of the wastewater treatment and environmental protection industries in the PRC; uncertainties related to the Company’s ability to identify potential partners or acquisition targets as it considers strategic alternatives, including in the healthcare and other non-natural resources sectors; uncertainties associated with metal price volatility; uncertainties concerning the viability of mining and estimates of reserves at the Company’s Wulatehouqi Moruogu Tong Mine in Inner Mongolia; uncertainties related to geopolitical events and conflicts, such as the conflict between Russia and Ukraine; uncertainties regarding the impact of the COVID-19 pandemic on domestic PRC and global economic conditions, demand for the mineral reserves that we may locate or extract, our workforce, whether due to illness or restrictions on movement, and on the price of our common shares; uncertainties related to possible future increases in operating expenses; the fluctuations of interest rates and foreign exchange rates; the results of the next assessment by the Staff of the Nasdaq Listing Qualifications department of the Company’s compliance with the Nasdaq Listing Rules; uncertainties related to the political situation between the PRC and the United States, the ability of the Public Company Accounting Oversight Board to inspect auditors located in the PRC and Hong Kong, the implementation by the U.S. Securities and Exchange Commission of more stringent disclosure and/or other requirements for companies located in the PRC, potential negative impacts on companies with operations in the PRC that are listed on exchanges in the United States, and increasing regulation by PRC government agencies of companies located in the PRC but listed elsewhere; and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including without limitation the information set forth in our Annual Reports on Form 20-F under the heading “Risk Factors.” When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished. Except as required by law, the Company undertakes no obligation to update any forward-looking statements.

REVENUE

Revenue for the six months ended June 30, 2022 was CNY16.07 million (US$2.40 million), as compared to revenue of CNY8.22 million for the same period in 2021. The increase was mainly attributable to the increase of revenue from construction contracts as the number of the projects and construction progress in the first half of 2022 were both higher than those in the first half of 2021.

COST OF SALES

Cost of sales for the six months ended June 30, 2022 was CNY8.77 million (US$1.31 million), as compared to cost of sales of CNY7.11 million for the same period in 2021. This increase was also due to more projects with higher construction progress compared with the first half of 2021.

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GROSS PROFIT

The overall gross profit margin was 45.43% for the six months ended June 30, 2022, as compared to 13.52% for the same period in 2021. The surge of gross profit margin was mainly due to the recognition of construction contract revenue of certain projects in 2022, while the comparable costs of these projects were recognized in previous years when incurred. The recognition of revenue for advance or additional construction services provided in previous years outside the scope of the signed contracts for which the Company incurred and recognized the related costs without the corresponding revenue was because not all attributes of a contract were met under IFRS 15 Revenue from Contracts with Customers in previous years.

SELLING AND DISTRIBUTION EXPENSES

Selling and distribution expenses for the six months ended June 30, 2022 were CNY0.41 million (US$0.06 million), as compared to expenses of CNY0.50 million for the same period in 2021. No material fluctuation was noted for the comparative periods.

ADMINISTRATIVE EXPENSES

Administrative expenses for the six months ended June 30, 2022 were CNY8.73 million (US$1.30 million), as compared to expenses of CNY12.18 million for the same period in 2021. The decrease was mainly due to the one-off professional service fees incurred in 2021 in relation to the Company’s public offering of shares and private placement of warrants.

OTHER INCOME

Other income for the six months ended June 30, 2022 were CNY0.73 million (US$0.11 million), as compared to other income of CNY0.38 million for the same period in 2021. The increase was caused by the collection of receivables in 2022 which had been written off in the prior period.

FAIR VALUE (LOSS)/ GAIN ON FINANCIAL INSTRUMENTS, NET

Fair value gain on financial instruments, net for the six months ended June 30, 2022 were CNY0.56 million (US$0.08 million), as compared to a loss of CNY24.81 million for the same period in 2021. The amount for the six months ended June 30, 2022 represented the fluctuation of fair values of the Company’s outstanding warrants only, whereas the amount for the same period in 2021 comprised the fluctuation of fair values of both the Company’s outstanding warrants and the shares in Feishang Anthracite Resources Limited, a company listed on the Hong Kong Stock Exchange (“FARL”).

FINANCE COSTS

Finance costs for the six months ended June 30, 2022 were CNY1.82 million (US$0.27 million), as compared to CNY2.27 million for the same period in 2021. The decrease was due to the appreciation of US dollars against Chinese Yuan in 2022, which lead to exchange gains on our bank deposits of US dollars.

FINANCE INCOME

Finance income for the six months ended June 30, 2022 was CNY9.38 million (US$1.40 million), as compared to CNY8.79 million for the same period in 2021. The increase was mainly from the increase of interest income from revenue contracts with significant financing components due to earlier collections.

INCOME TAX EXPENSE/(BENEFIT)

Management believes that the Company is not subject to US taxes.

Under the current laws of the British Virgin Islands (“BVI”), dividends and capital gains arising from the Company’s investments in the BVI are not subject to income tax and no withholding tax is imposed on payments of dividends to the Company.

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The Company's subsidiaries in the PRC are generally subject to a PRC enterprise income tax rate of 25% applicable to both foreign-invested enterprises and domestic companies, with the exception of Shaoguan Angrui, which engages in the environmental protection service concession arrangement and is subject to tax at a preferential tax rate of 12.5% for the three-year period since 2022 and was fully exempted from income tax for the year of 2021 due to the preferential policies of the CIT law.

The income tax expense was CNY0.36 million (US$0.05 million) for the six months ended June 30, 2022, as compared to income tax benefit of CNY0.63 million for the same period in 2021. The increase was mainly attributable to the increase of taxable profits in 2022. The effective income tax rate was 8.86% for the six months ended June 30, 2022, as compared to 2.08% for the same period in 2021.

PROFIT/(LOSS) FOR THE PERIOD

Profit for the six months ended June 30, 2022 was CNY3.67 million (US$0.55 million) as compared to a loss of CNY29.84 million for the six months ended June 30, 2021. The loss in 2021 was mainly due to the net fair value loss (amounting to CNY24.81 million) relating to the Company’s holdings in FARL, designated as financial assets at fair value through profit or loss, and the impact of warrants issued to institutional investors in a private placement on January 22, 2021, which were designated as derivative financial liabilities.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary liquidity needs are to fund operating expenses, capital expenditures and acquisitions. To date, the Company financed its working capital requirements and capital expenditures through internally generated cash from prior years, our bank loan, non-interest-bearing loans from the related parties, funds provided pursuant to the mutual cooperation agreement with Bayannaoer Jijincheng Mining Co., Ltd., and the issuance of shares and warrants in 2021. In view of negative operating cash flows from the wastewater treatment business and the pre-revenue exploration stage of the Moruogu Tong Mine, the Company expects that the availability of internally generated funds to sustain operations will decrease for the foreseeable future. Although we believe that our working capital is sufficient for our present requirements and to continue our current operations over the next 12 months, as we intend to explore other business opportunities and to diversify our operations as we move into our next phase of growth, we envisage engaging in further capital-raising activities.

Net cash used in operating activities for the six months ended June 30, 2022 was approximately CNY4.48 million (US$0.67 million), as compared to net cash inflows of CNY2.55 million for the corresponding period in 2021. The decrease of cash inflows from operating activities was mainly caused by the net effect of increases in both trade receivable and payables in 2022.

Net cash used in investing activities for the six months ended June 30, 2022 was CNY0.003 million (US$0.001 million), as compared to net cash inflows of CNY53.47 million for the corresponding period in 2021. The cash inflows in 2021 mainly represents the net amount of repayments from related parties and a loan to an unrelated company.

Net cash used in financing activities for the six months ended June 30, 2022 was CNY3.90 million (US$0.58 million), as compared to CNY21.51 million for the corresponding period in 2021. The decrease in cash used in financing activities was a result of decrease in net repayments to related parties, offset by the proceeds from our registered public offering of common shares and concurrent private placement of warrants in January 2021.

The following summarizes the Company's financial condition and liquidity at the dates indicated:

	December 31,	June 30,
	2021	2022
	(Audited)	(Unaudited)
Current ratio	2.85x	2.82x
Working capital (CNY'000)	135,922	140,358

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OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have had or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that would be material to investors.

OTHER INFORMATION

On July 14, 2022, the Board of Directors of the Company approved grants of option awards covering an aggregate of 8,100,000 common shares, without par value, of the Company (the “Shares”) to fifteen consultants and employees of the Company under the China Natural Resources, Inc. 2014 Equity Incentive Plan. The grantees assisted the Company in locating potential strategic partnerships and acquisitions, conducted due diligence, provided mergers and acquisition advice, and provided other related services to the Company over the course of the past one to three years, and continued to provide these services through the grant date. The recipients of the largest grants, Woo Chun Kei Jackie and Li Feiwen, received options exercisable for 3,700,000 and 3,000,000 Shares, respectively. The remaining 13 grant recipients received option awards exercisable for amounts ranging between 40,000 to 200,000 Shares. The granted options vested immediately upon granting and became exercisable upon the filing of a registration statement on Form S-8 covering the Shares. The exercise price for the options is $0.623 per Share. The options expire three years from the date of grant. As a result of the grant, the exercise price for the Company’s outstanding warrants to purchase up to an aggregate of 1,980,000 common shares was reduced to $0.623 per share pursuant to the terms of the warrants.

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